UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Torch Energy Royalty Trust
                           --------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)


                                    891013104
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 14, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Equity Partners, L.P.               13-4088890
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           60,720
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              60,720
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    60,720
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.71%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Investors, LLC                      13-4126527
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           60,720
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              60,720
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    60,720
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.71%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Offshore Fund, Ltd. (BVI)
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    British Virgin Islands
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           45,540
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              45,540
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    45,540
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.53%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Investments, L.P.                             20-2871525
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           45,540
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              45,540
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    45,540
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.53%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Advisors, LLC                       20-0327470
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           91,080
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              91,080
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    91,080
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.06%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IA,OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Capital Group, L.P.                           13-3635132
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           151,800
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              151,800
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    151,800
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.77%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LNA Capital Corp.                                      13-3635168
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           151,800
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              151,800
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    151,800
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.77%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Mitarotonda
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           151,800
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              151,800
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    151,800
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.77%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alpine Associates, A Limited Partnership                06-0944931
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           243,100
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              243,100
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    243,100
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.83%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN,BD
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alpine Partners, L.P.                                   22-3528110
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           33,100
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              33,100
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    33,100
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.38%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN,BD
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alpine Associates II, L.P.                              20-1476614
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           17,500
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              17,500
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    17,500
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Palisades Partners, L.P.                                13-3456480
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           11,000
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              11,000
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    11,000
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.13%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Eckert Corporation                                      22-2548436
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           276,200
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            17,500
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              276,200
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    17,500
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    293,700
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.42%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Victoria Eckert
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           276,200
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            17,500
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              276,200
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    17,500
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    293,700
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.42%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Gordon A. Uehling, Jr.
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            11,000
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    11,000
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    11,000
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.13%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Arbitrage & Trading Management Company
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New Jersey
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            28,500
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    28,500
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    28,500
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.33%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 891013104
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert E. Zoellner
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [x]

                                                            (b)    |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS               OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                 |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            28,500
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    28,500
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    28,500
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.33%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

Item 1.        Security and Issuer.
               --------------------

      This statement on Schedule 13D (the "Statement") relates to the units of beneficial interest (the "Units"), of Torch Energy Royalty Trust, a Delaware trust (the "Trust"). The principal executive offices of the Trust are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

Item 2.        Identity and Background.
               ------------------------

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates II, L.P., Palisades Partners, L.P., Eckert Corporation, Victoria Eckert, Gordon A. Uehling, Jr., Arbitrage & Trading Management Company and Robert E. Zoellner (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 456,500 Units, representing approximately 5.31% of the Units presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court, Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      Barington Investments, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019. The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the Units owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Alpine Associates, A Limited Partnership is a New Jersey limited partnership. Its principal business is acquiring, holding and disposing of investments. The address of the principal business and principal office of Alpine Associates, A Limited Partnership is 100 Union Avenue, Cresskill, NJ 07626.

      Alpine Partners, L.P. is a New Jersey limited partnership. Its principal business is acquiring, holding and disposing of investments. The address of the principal business and principal office of Alpine Partners, L.P. is 100 Union Avenue, Cresskill, NJ 07626.

      Alpine Associates II, L.P. is a New Jersey limited partnership. Its principal business is acquiring, holding and disposing of investments. The address of the principal business and principal office of Alpine Associates II, L.P. is 100 Union Avenue, Cresskill, NJ 07626.

      Palisades Partners, L.P. is a Delaware limited partnership. Its principal business is acquiring, holding and disposing of investments. The address of the principal business and principal office of Palisades Partners, L.P. is 100 Union Avenue, Cresskill, NJ 07626.

      The sole general partner of each of Alpine Associates, A Limited Partnership, Alpine Partners, L.P. and Alpine Associates II, L.P. is Eckert Corporation. Eckert Corporation is a Delaware corporation. Its principal business is acting as general partner of Alpine Associates, A Limited Partnership, Alpine Partners, L.P. and Alpine Associates II, L.P. The address of the principal business and principal office of Eckert Corporation is 100 Union Avenue, Cresskill, NJ 07626. Victoria Eckert is the sole director and stockholder of Eckert Corporation. The business address of Ms. Eckert is 100 Union Avenue, Cresskill, NJ 07626. The officers of Eckert Corporation and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

      The sole general partner of Palisades Partners, L.P. is Gordon A. Uehling, Jr. The principal occupation of Mr. Uehling is acting as the general partner of Palisades Partners, L.P. The business address of Mr. Uehling is 100 Union Avenue, Cresskill, NJ 07626.

      Arbitrage & Trading Management Company is a New Jersey sole proprietorship. Robert E. Zoellner is the owner and operator of Arbitrage & Trading Management Company. Pursuant to advisory agreements, Arbitrage & Trading Management Company provides investment advisory services to, but does not have discretion to manage the investment activities of, Alpine Associates, A Limited Partnership and Alpine Partners, L.P. Pursuant to advisory agreements, Arbitrage & Trading Management Company provides investment advisory services to, and has full discretion and authority to manage the investment activities of, Alpine Associates II, L.P. and Palisades Partners, L.P. Arbitrage & Trading Management Company's principal business and Mr. Zoellner's principal occupation are providing investment advisory services. Mr. Zoellner and Ms. Eckert are married. The address of the principal business and principal office of Arbitrage & Trading Management Company and the business address of Mr. Zoellner is 100 Union Avenue, Cresskill, NJ 07626.

       (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. (BVI), who is a citizen of the United Kingdom.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      All purchases of Units by the Reporting Entities were made in open market transactions. The transactions effected in the past 60 days are described in the attached Schedule IV. All such purchases of Units were funded by working capital, which may, at any given time, include margin loans made by brokerage firms or financial institutions in the ordinary course of business. The amount of funds expended for such purchases was approximately $422,994.88 by Barington Companies Equity Partners, L.P., $317,246.16 by Barington Companies Offshore Fund Ltd. (BVI), $317,246.16 by Barington Investments, L.P., $1,624,194.30 by Alpine Associates, A Limited Partnership, $221,048.21 by Alpine Partners, L.P., $116,794.68 by Alpine Associates II, L.P. and $73,384.00 by Palisades Partners, L.P.

Item 4.     Purpose of Transaction.
            -----------------------

      Each of the Reporting Entities acquired beneficial ownership of Units for investment purposes. Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to
Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Trust on a continuing basis. Depending on various factors including, without limitation, the price levels and trading volume of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Trust as they deem appropriate including, without limitation, maintaining their current level of investment in the Units, purchasing additional Units in the open market, in privately negotiated transactions, by tender offer or otherwise, selling or otherwise disposing of any or all of the Units beneficially owned by them in the open market, in privately negotiated transactions or otherwise, communicating with other Unit holders, calling a meeting of Unit holders to vote on any of the matters permitted to be voted on at such a meeting, including but not limited to the termination of the Trust, taking any other action with respect to the Trust or the Units in any manner permitted by law or changing their intention with respect to any or all matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 60,720 Units, representing approximately 0.71% of the Units presently outstanding based upon the 8,600,000 Units reported by the Trust to be issued and outstanding as of September 30, 2005 in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2005 (the "Issued and Outstanding Units"). As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 60,720 Units owned by Barington Companies Equity Partners, L.P.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 45,540 Units, constituting approximately 0.53% of the Issued and Outstanding Units. As of the date hereof, Barington Investments, L.P. beneficially owns 45,540 Units. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI) and the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 45,540 Units owned by Barington Companies Offshore Fund, Ltd. (BVI) and the 45,540 Units owned by Barington Investments, L.P., representing an aggregate of 91,080 Units, constituting approximately 1.06% of the Issued and Outstanding Units. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 45,540 Units beneficially owned by Barington Investments, L.P. and the 45,540 Units owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 60,720 Units owned by Barington Companies Equity Partners, L.P., representing an aggregate of 151,800 Units, constituting approximately 1.77% of the Issued and Outstanding Units. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 60,720 Units owned by Barington Companies Equity Partners, L.P., the 45,540 Units beneficially owned by Barington Investments, L.P. and the 45,540 Units owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 151,800 Units, constituting approximately 1.77% of the Issued and Outstanding Units. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 60,720 Units owned by Barington Companies Equity Partners, L.P., the 45,540 Units beneficially owned by Barington Investments, L.P. and the 45,540 Units owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 151,800 Units, constituting approximately 1.77% of the Issued and Outstanding Units. Mr. Mitarotonda has sole voting and dispositive power with respect to the 60,720 Units owned by

Barington Companies Equity Partners, L.P., the 45,540 Units beneficially owned by Barington Investments, L.P. and the 45,540 Units owned by Barington Companies Offshore Fund, Ltd. (BVI). Mr. Mitarotonda disclaims beneficial ownership of any such Units except to the extent of his pecuniary interest therein.

      As of the date hereof, Alpine Associates, A Limited Partnership beneficially owns 243,100 Units, representing approximately 2.83% of the Issued and Outstanding Units. As of the date hereof, Alpine Partners, L.P. beneficially owns 33,100 Units, representing approximately 0.38% of the Issued and Outstanding Units. As of the date hereof, Alpine Associates II, L.P. beneficially owns 17,500 Units, representing approximately 0.20% of the Issued and Outstanding Units. As of the date hereof, Palisades Partners, L.P. beneficially owns approximately 11,000 Units, representing approximately 0.13% of the Issued and Outstanding Units. As the general partner of each of Alpine Associates, A Limited Partnership, Alpine Partners, L.P. and Alpine Associates II, L.P., Eckert Corporation may be deemed to beneficially own the 243,100 Units owned by Alpine Associates, A Limited Partnership, the 33,100 Units owned by Alpine Partners, L.P. and the 17,500 Units owned by Alpine Associates II, L.P., representing an aggregate of 293,700 shares, constituting approximately 3.42% of the Issued and Outstanding Units. As the sole stockholder and director of Eckert Corporation, Ms. Eckert may be deemed to beneficially own the 243,100 Units owned by Alpine Associates, A Limited Partnership, the 33,100 Units owned by Alpine Partners, L.P. and the 17,500 Units owned by Alpine Associates II, L.P., representing an aggregate of 293,700 shares, constituting approximately 3.42% of the Issued and Outstanding Units. As the general partner of Palisades Partners, L.P., Mr. Uehling may be deemed to beneficially own the 11,000 Units owned by Palisades Partners, L.P., representing approximately 0.13% of the Issued and Outstanding Units. Pursuant to investment advisory agreements with each of Alpine Associates II, L.P. and Palisades Partners, L.P. further described in
Item 5(b) below, Arbitrage & Trading Management Company may be deemed to beneficially own the 17,500 Units owned by Alpine Associates II, L.P. and the 11,000 Units owned by Palisades Partners, L.P., representing an aggregate of 28,500 Units, constituting approximately 0.33% of the Issued and Outstanding Units. As the owner and operator of Arbitrage & Trading Management Company, Mr. Zoellner may be deemed to beneficially own the 17,500 Units owned by Alpine Associates II, L.P. and the 11,000 Units owned by Palisades Partners, L.P., representing an aggregate of 28,500 Units, constituting approximately 0.33% of the Issued and Outstanding Units. Eckert Corporation, Ms. Eckert, Mr. Uehling, Arbitrage & Trading Management Company and Mr. Zoellner disclaim beneficial ownership of any such Units except to the extent of their pecuniary interest therein.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the Units reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except as follows:

            (1) Pursuant to an investment advisory agreement between Alpine Associates II, L.P. and Arbitrage & Trading Management Company, Arbitrage & Trading Management Company acts as an investment advisor to Alpine Associates II, L.P. and has the discretion to manage its investment activities. As a result, the 17,500 Units owned by Alpine Associates II, L.P. that may be deemed to be beneficially owned by Eckert Corporation and Ms. Eckert may also be deemed to be beneficially owned by Arbitrage & Trading Management Company and Mr. Zoellner. Therefore, each of Eckert Corporation, Ms. Eckert, Arbitrage & Trading Management Company and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such Units.

            (2) Pursuant to an investment advisory agreement between Palisades Partners, L.P. and Arbitrage & Trading Management Company, Arbitrage & Trading Management Company acts as an investment advisor to Palisades Partners, L.P. and has the discretion to manage its investment activities. As a result, the 11,000 Units owned by Palisades Partners, L.P. that may be deemed to be beneficially owned by Mr. Uehling may also be deemed to be beneficially owned by Arbitrage & Trading Management Company and Mr. Zoellner. Therefore, each of Mr. Uehling, Arbitrage & Trading Management Company and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such Units.

      Except as set forth above, each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the Units each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such Units. Each such Reporting Entity reports sole voting and dispositive power with respect to such Units based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any Units beneficially owned by any other Reporting Entity.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (c) No person identified in Item 2 hereof has effected any transaction in Units during the 60 days preceding the date hereof, except to the extent disclosed herein.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
            ----------------------------

      Alpine Associates, A Limited Partnership and its affiliates, on the one hand, and Barington Capital Group, L.P. and its affiliates, on the other hand, have agreed to work together as a group in connection with their investment in the Trust and share on a pro-rata basis any expenses incurred in connection therewith. A definitive agreement between the parties with respect to the foregoing has not yet been formalized.

      Certain of the Reporting Entities are party to an agreement with Holbrook Partners pursuant to which Holbrook is entitled to receive fees as well as certain additional compensation with respect to any profits the Reporting Entities may derive from their investment in the Units of the Trust.

      Arbitrage & Trading Management Company also manages the investment activities of two investment funds and a managed account. Such entities have entered into swap agreements that relate for measurement purposes to a total of 19,600 Units. While neither Arbitrage & Trading Management Company nor any of such other entities has discretion to dispose of or vote Units in connection with such swap agreements, any increase or decrease in the value of the Units will result in such entities experiencing a gain or loss, respectively, pursuant to such swap agreements.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner, pursuant to a separate agreement.


Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

Exhibit               Exhibit Description

-------------------------------------------------------------------------------
99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates II, L.P., Palisades Partners, L.P., Eckert Corporation, Victoria Eckert, Gordon A. Uehling, Jr., Arbitrage & Trading Management Company and Robert E. Zoellner, dated November 23, 2005.
-------------------------------------------------------------------------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 23, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                           ---------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ---------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       -------------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Manager

                                       BARINGTON INVESTMENTS, L.P.
                                       By: Barington Companies Advisors,
                                       LLC, its general partner

                                       By: /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       ALPINE ASSOCIATES, A LIMITED
                                       PARTNERSHIP

                                       By: Eckert Corporation, its general
                                           partner


                                       By:  /s/ Todd Mason
                                            -------------------------------
                                       Name: Todd Mason
                                       Title: Vice President

                                       ALPINE PARTNERS, L.P.
                                       By: Eckert Corporation, its general
                                           partner


                                       By: /s/ Todd Mason
                                           --------------------------------
                                       Name:  Todd Mason
                                       Title: Vice President

                                       ALPINE ASSOCIATES II, L.P.
                                       By: Eckert Corporation, its general
                                           partner


                                       By: /s/ Todd Mason
                                           --------------------------------
                                       Name: Todd Mason
                                       Title: Vice President

                                       PALISADES PARTNERS, L.P.


                                       By: /s/ Gordon A. Uehling, Jr.
                                           --------------------------------
                                       Name: Gordon A. Uehling, Jr.
                                       Title:  General Partner

                                       ECKERT CORPORATION


                                       By: /s/ Todd Mason
                                           --------------------------------
                                       Name: Todd Mason
                                       Title: Vice President

                                       /s/ Victoria Eckert
                                       ------------------------------------
                                       Victoria Eckert

                                       /s/ Gordon A. Uehling, Jr.
                                       ------------------------------------
                                       Gordon A. Uehling, Jr.


                                       ARBITRAGE & TRADING MANAGEMENT COMPANY


                                       By: /s/ Robert E. Zoellner
                                           --------------------------------
                                       Name: Robert E. Zoellner
                                       Title: President


                                       /s/ Robert E. Zoellner
                                       ------------------------------------
                                       Robert E. Zoellner

                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position        Principal Occupation         Principal Business Address
-----------------        --------------------         --------------------------


James A. Mitarotonda     Chairman of Barington         888 Seventh Avenue
Director and President   Capital Group, L.P.           17th Floor
                                                       New York, NY 10019

Sebastian E. Cassetta    Executive Vice President      888 Seventh Avenue
Director                 and Chief Operating Officer   17th Floor
                         of Barington Capital          New York, NY 10019
                         Group, L.P.

Edith Conyers            General Manager of Forum      Washington Mall 1,
Director                 Fund Services, Ltd.           3rd Flr.
                                                       22 Church Street
                                                       Hamilton HM11, Bermuda


Graham Cook               Director/Manager, Corporate  Bison Court
Director                  Services of Byson Financial  P.O. Box 3460
                          Services, Ltd.               Road Town, Tortola
                                                       British Virgin Islands

Forum Fund Services, Ltd. Fund Administration          Washington Mall 1,
Secretary                                              3rd Flr.
                                                       22 Church Street
                                                       Hamilton HM11, Bermuda

Melvyn Brunt              Chief Financial Officer      888 Seventh Avenue
Treasurer                 of Barington Capital         17th Floor
                          Group, L.P.                  New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

James A. Mitarotonda      Chairman of Barington       888 Seventh Avenue
President and CEO         Capital Group, L.P.         17th Floor
                                                      New York, NY 10019

Sebastian E. Cassetta     Executive Vice President    888 Seventh Avenue
Secretary                 and Chief Operating         17th Floor
                          Officer of Barington        New York, NY 10019
                          Capital Group, L.P.

Melvyn Brunt              Chief Financial Officer of  888 Seventh Avenue
Treasurer                 Barington Capital Group,    17th Floor
                          L.P.                        New York, NY 10019

                                  SCHEDULE III

                         Officers of Eckert Corporation

Name and Position         Principal Occupation       Principal Business Address
-----------------         --------------------       --------------------------

Victoria Eckert           President of Eckert        100 Union Avenue
President                 Corporation                Cresskill, NJ 07626

Todd Mason                Vice President of Eckert   100 Union Avenue
Vice President and        Corporation                Cresskill, NJ 07626
Secretary

Frank Fiorello            Vice President of Eckert   100 Union Avenue
Vice President            Corporation                Cresskill, NJ 07626

Thomas Kennedy            Vice President of Eckert   100 Union Avenue
Vice President            Corporation                Cresskill, NJ 07626

Gerald Post               Vice President of Eckert   100 Union Avenue
Vice President            Corporation                Cresskill, NJ 07626

                                   SCHEDULE IV

        This schedule sets forth information with respect to each purchase of Units which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

Units purchased by Barington Companies Equity Partners, L.P.

             Number of
Date           Units          Price Per Unit            Cost(*)
----         ---------        --------------          -----------
11/3/2005       2,480             $6.893               $17,094.64
11/4/2005       1,400             $6.856               $9,598.40
11/7/2005       5,800             $6.732               $39,045.60
11/8/2005       3,600             $6.754               $24,314.40
11/9/2005       3,080             $6.809               $20,971.72
11/10/2005      6,680             $6.849               $45,751.32
11/11/2005      9,960             $6.927               $68,992.92
11/14/2005      9,720             $6.985               $67,894.20
11/15/2005      560               $7.024               $3,933.44
11/16/2005      1,920             $7.100               $13,632.00
11/17/2005      13,000            $7.243               $94,159.00
11/18/2005      2,520             $6.987               $17,607.24


Units purchased by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Units          Price Per Unit            Cost(*)
----         ---------        ---------------         -----------
11/3/2005       1,860             $6.893               $12,820.98
11/4/2005       1,050             $6.856               $7,198.80
11/7/2005       4,350             $6.732               $29,284.20
11/8/2005       2,700             $6.754               $18,235.80
11/9/2005       2,310             $6.809               $15,728.79
11/10/2005      5,010             $6.849               $34,313.49
11/11/2005      7,470             $6.927               $51,744.69
11/14/2005      7,290             $6.985               $50,920.65
11/15/2005      420               $7.024               $2,950.08
11/16/2005      1,440             $7.100               $10,224.00
11/17/2005      9,750             $7.243               $70,619.25
11/18/2005      1,890             $6.987               $13,205.43


Units purchased by Barington Investments, L.P.

             Number of
Date           Units          Price Per Unit            Cost(*)
----         ---------        ---------------         -----------
11/3/2005       1,860             $6.893               $12,820.98
11/4/2005       1,050             $6.856               $7,198.80
11/7/2005       4,350             $6.732               $29,284.20
11/8/2005       2,700             $6.754               $18,235.80
11/9/2005       2,310             $6.809               $15,728.79
11/10/2005      5,010             $6.849               $34,313.49

11/11/2005      7,470             $6.927               $51,744.69
11/14/2005      7,290             $6.985               $50,920.65
11/15/2005      420               $7.024               $2,950.08
11/16/2005      1,440             $7.100               $10,224.00
11/17/2005      9,750             $7.243               $70,619.25
11/18/2005      1,890             $6.987               $13,205.43


Units purchased by Alpine Associates, A Limited Partnership

               Number of
Date             Units         Price Per Unit            Cost(*)
----           ---------       --------------          -----------
10/11/2005      20,900            $6.6507              $138,999.63
10/12/2005      1,600             $6.7069              $10,731.04
10/12/2005      9,300             $6.6262              $61,623.66
10/13/2005      4,900             $6.5635              $32,161.15
10/13/2005      11,700            $6.5582              $76,730.94
10/14/2005      5,400             $6.6656              $35,994.24
10/19/2005      17,800            $6.5674              $116,899.72
10/20/2005      10,000            $6.6900              $67,100.00
10/20/2005      37,200            $6.7060              $249,463.20
10/20/2005      14,500            $6.6929              $97,047.05
10/21/2005      15,900            $6.6511              $105,752.49
10/21/2005      13,300            $6.6500              $88,445.00
10/24/2005      7,000             $6.7500              $47,250.00
10/24/2005      1,800             $6.7343              $12,121.74
10/25/2005      1,000             $6.7000              $6,700.00
10/25/2005      32,500            $6.6988              $217,711.00
10/26/2005      6,800             $6.7791              $46,097.88
10/26/2005      500               $6.7000              $3,350.00
10/31/2005      5,400             $6.7848              $36,637.92
10/31/2005      4,000             $6.7484              $26,993.60
11/1/2005       10,000            $6.7627              $67,627.00
11/2/2005       7,400             $6.7957              $50,288.18
11/2/2005       4,200             $6.7783              $28,468.86


Units purchased by Alpine Partners, L.P.

               Number of
Date             Units         Price Per Unit            Cost(*)
----           ---------       --------------           ----------
10/14/2005       4,000             $6.6400              $26,560.00
10/19/2005       4,000             $6.5482              $26,192.80
10/20/2005       5,000             $6.6900              $33,550.00
10/20/2005       5,100             $6.6929              $34,133.79
10/21/2005       4,000             $6.6500              $26,600.00
10/24/2005       1,200             $6.7343              $8,081.16
10/25/2005       4,600             $6.6988              $30,814.48
10/26/2005       900               $6.7000              $6,030.00
10/31/2005       1,300             $6.7484              $8,772.92
11/1/2005        1,400             $6.7627              $9,467.78
11/2/2005        1,600             $6.7783              $10,845.28

Units purchased by Alpine Associates II, L.P.

               Number of
Date             Units         Price Per Unit             Cost(*)
----           ---------       --------------           ----------
10/14/2005        3,000            $6.6400              $19,920.00
10/19/2005        2,000            $6.5482              $13,096.40
10/20/2005        4,600            $6.6929              $30,787.34
10/21/2005        2,100            $6.6500              $13,965.00
10/24/2005        600              $6.7343              $4,040.58
10/25/2005        2,400            $6.6988              $16,077.12
10/26/2005        500              $6.7000              $3,350.00
10/31/2005        700              $6.7484              $4,723.88
11/1/2005         700              $6.7627              $4,733.89
11/2/2005         900              $6.7783              $6,100.47


Units purchased by Palisades Partners, L.P.

               Number of
Date             Units         Price Per Unit             Cost(*)
----           ---------       --------------           -----------
10/14/2005        1,200             $6.6400              $7,968.00
10/19/2005        1,700             $6.5482              $11,131.94
10/20/2005        3,200             $6.6929              $21,417.28
10/21/2005        1,300             $6.6500              $8,645.00
10/24/2005        400               $6.7343              $2,693.72
10/25/2005        1,500             $6.6988              $10,048.20
10/26/2005        300               $6.7000              $2,010.00
10/31/2005        400               $6.7484              $2,699.36
11/1/2005         500               $6.7627              $3,381.35
11/2/2005         500               $6.7783              $3,389.15

----------


(*)    Excludes commissions and other execution-related costs.